Exhibit 1.3

CDC Software Enters A Master Developer Agreement with Leading Software Vendor to Provide Customized Software Solutions to its Clients in China

HONG KONG February 10, 2003 CDC Software, the software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today announced it has signed a Master Developer Agreement with Best Software, Inc, the manufacturer of the “Platinum for Windows” products including the BatchMasterPFW suite for Process Manufacturers. This agreement will further deepen and strengthen the relationship with Best Software and allows CDC Software to provide customized software solutions to its clients in the Greater China region.

CDC Software’s affiliate has been a distributor of Best Software, Inc for its products Platinum for Windows and BatchMasterPFW since 1997 and was selected as the Best Software International Business Partner for 2002. This agreement will provide CDC Software access to the source code of the software products that it is representing for Best Software in the Greater China region. By doing this, CDC Software is able to provide sophisticated and customized software solutions to meet the needs of each individual client. CDC Software is the only international Best Software distributor to be selected to join this program. In addition, under this agreement, CDC Software will own the IP (intellectual property) rights relating to the Customized Program Modules developed or prepared by it.

As part of the agreement, CDC Software will send software developers from its development center in Shanghai to the headquarters of Best Software, Inc in Irvine, California for training to become certified developers on the PFW suite of software applications.

Steve Collins, Managing Director of CDC Software, said, “We are glad to see further co-operation between the two companies to better serve the market and our customers. CDC Software is committed to providing the best enterprise solutions to our customers and clients. By further extending our relationship with Best Software, it will give us more flexibility to localize the products and provide software solutions which we feel will better meet the needs of clients in the region, especially in Mainland China.”

“We have been engaged in a close relationship with CDC Software for over 5 years and we are confident that CDC Software can represent us well in the Greater China market given their product knowledge and their strong network in the region,” said David van Toor, VP and General Manager of the Platinum for Windows Division of Best Software, Inc. “We are looking forward to further cooperation between our two companies that should result in more solutions targeted for the China market.”

One of CDC Software’s strategies is to develop its own IP software products as an initiative to drive high margin and recurrent revenues as well as to act as an outsourcing conduit for low-cost, high-quality software development for internationally established software companies, that are looking to reduce their overall Research & Development costs.

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About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products developed in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products in the Greater China region.

chinadotcom’s software arm currently has 600+ enterprise software customers in the Asia Pacific region with over 1,000 installations. Selected multinational and domestic customers include ACNeilsen, Carrefour, Inventec Micro Electronics Shanghai, Legend Computer, Microsoft (China) Co., Ltd., Polymatch (Shanghai) Co., Ltd., Shenzhen Airlines, Swire Beverages and Shangri La Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

About Best Software

Best Software offers leading business management products and services that give 1.7 million small and mid-sized customers in North America the insight for success throughout the life of their business. Its parent company, The Sage Group plc (London: SGE.L), supports three million customers worldwide and has revenue of $815 million. For more than 25 years, Best Software has delivered easy-to-use, scalable and customizable applications through its portfolio of leading brands, including Abra, ACT!, CPASoftware, FAS, MAS 90, MIP, Peachtree and SalesLogix, among many others. For more information, please visit the Web site at www.bestsoftware.com or call (866) 308-BEST.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com